UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) September 20, 2007



Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	98-0357772
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 5 Gainsford Street, London SE1 2NE, United Kingdom
(Address of principal executive offices) (Zip Code)	(Address of principal executive offices) (Zip Code)
(305) 599-2600	011 44 20 7940 5381
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name or former address, if changed since last report.)	(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On September 20, 2007 Carnival Corporation & plc issued a press release entitled "Carnival Corporation & plc Reports Record Third Quarter Earnings." A copy of this press release is furnished as Exhibit 99.1 to this report. This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of either Carnival Corporation or Carnival plc, whether made before or after the date of this report, regardless of any general incorporation language in the filing.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 Press release, dated September 20, 2007 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION	**CARNIVAL PLC**
By: /s/Larry Freedman	By: /s/Larry Freedman
Name: Larry Freedman	Name: Larry Freedman
Title: Chief Accounting Officer and Vice President-Controller	Title: Chief Accounting Officer and Vice President-Controller
Date: September 20, 2007	Date: September 20, 2007

Exhibit 99.1

CARNIVAL CORPORATION & PLC REPORTS
RECORD THIRD QUARTER EARNINGS
Board Re-establishes $1 Billion Share Buy Back Program

MIAMI (September 20, 2007) – Carnival Corporation & plc (NYSE/LSE: CCL; NYSE: CUK) reported record net income for its third quarter ended August 31, 2007 of $1.38 billion, or $1.67 diluted EPS, compared to net income for the third quarter of 2006 of $1.23 billion, or $1.49 diluted EPS. Revenues for the third quarter 2007 increased to $4.32 billion from $3.91 billion in the third quarter of 2006.

Net income for the nine months ended August 31, 2007 was also a record at $2.05 billion, or $2.51 diluted EPS, on revenues of $9.91 billion, compared to net income of $1.86 billion, or $2.25 diluted EPS, on revenues of $9.03 billion for the same period in 2006.

Carnival Corporation & plc Chairman and CEO Micky Arison said that third quarter results came in better than expected primarily due to stronger pricing on bookings taken closer to departure.

"Our earnings were up 12 percent driven largely by the successful introduction of new ships for both our North American and European brands in time for our peak summer season. Our North American brands enjoyed another strong European season, a solid Alaska season, and a modest year over year improvement in revenue yields in the Caribbean. The recovery in the Caribbean has continued as the demand for Caribbean cruises remains strong," Arison said. The company's European brands benefited from strong improvements in operating results with increased revenue yields on a dollar basis due to stronger Euro and Sterling currencies. Local currency revenue yields were down against very strong comparisons with the previous year.

Key metrics for the third quarter of 2007 were as follows:

- Net revenue yields (net revenue per available lower berth day) for Q3 2007 increased 2.5 percent (flat on a constant dollar basis) compared to the prior year. Gross revenue yields increased 2.0 percent compared to the prior year.

- Net cruise costs per available lower berth day ("ALBD") for Q3 2007 increased 3.3 percent (up 0.8 percent on a constant dollar basis) compared to the prior year. Gross cruise costs per ALBD increased 2.3 percent compared to the prior year.

- Excluding fuel, net cruise cost per ALBD on a constant dollar basis decreased 0.2 percent compared to the prior year.

- Fuel price increased 7.4 percent to $376 per metric ton compared to $350 per metric ton in the third quarter of 2006, and was in line with our previous guidance of $375 per metric ton.

Repurchase Program

The company has repurchased 4.5 million shares of Carnival stock for approximately $195 million since the beginning of the third quarter. The total amount repurchased to date under the June 2006 $1 billion authorization is $422 million. Yesterday, the board of directors increased the remaining $578 million repurchase authorization to $1 billion. Repurchases will take place in the open market or privately negotiated transactions in accordance with all applicable laws, rules and regulations. This authorization covers both Carnival Corporation stock traded on the New York Stock Exchange and Carnival plc ordinary shares traded on the London Stock Exchange.

Outlook

On a cumulative basis, occupancy for advance bookings taken for the fourth quarter of 2007 and the first half of 2008 are ahead of last year with pricing on a current dollar basis up slightly compared to last year.

"For the balance of 2007 and into the first half of next year, bookings are well ahead of last year," Arison said.   He cited the company's pricing strategy of early discounts on Caribbean cruises stimulating strong booking volumes early in the year - a strategy now driving revenue yield improvement into the fourth quarter. "We've already seen Caribbean pricing improvement in the back half of this year, and we are optimistic that it will continue into the first half of 2008," he added.

Net revenue yields for our North American brands should see continued improvement in the fourth quarter based on the positive trends in the Caribbean business. The European brands are also expected to perform well continuing to benefit from the strong Euro and Sterling. For the fourth quarter of 2007, the company expects earnings to be in the range of $0.42 to $0.44 per share, down from $0.51 per share in 2006 primarily as a result of significantly higher fuel prices and timing of dry-dock expenses.

For the 2007 full year, compared to its prior June 2007 guidance, the company anticipates a slight improvement in its net revenue yield expectations. Excluding fuel, cost guidance for the full year remains unchanged on a constant dollar basis. Despite increases in fuel prices the company expects full year 2007 earnings per share to be in the range of $2.92 to $2.94, toward the higher end of the company's previous guidance range of $2.85 to $2.95.

On September 14, Carnival commenced the operations of its 75 percent owned joint venture with Orizonia Corporation for a multi-ship Spanish cruise line, Iberocruceros. The new brand is operating the 1,244-passenger *Grand Mistral* and the 834-passenger *Grand Voyager*. In June 2008, Carnival Cruise Lines' 1,486-passenger *Celebration* will join the Iberocruceros fleet. The results of Iberocruceros will be consolidated into the company's financial statements beginning with the 2007 fourth quarter and have been incorporated into the company's fourth quarter and full year guidance.

At the end of the fourth quarter Cunard Line's 90,000-ton *Queen Victoria*, is expected to join her sisters, *Queen Elizabeth 2* and *Queen Mary 2* which will mark the first time ever that Cunard has had three Queens in service.

Selected Key Forecast Metrics:

	Full Year 2007		Fourth Quarter 2007	
	Current Dollars	**Constant Dollars**	**Current Dollars**	**Constant Dollars**
Change in:				
Net revenue yields	1 to 2 %	-1 %	3 %	0 %
Net cruise cost per ALBD	3 to 4 %	1 %	8 to 9 %	5 to 6 %

	Full Year 2007	Fourth Quarter 2007
Fuel price per metric ton	$358	$421
Fuel consumption (metric tons in thousands)	3,035	775
Currency		
Euro	$1.35 to €1	$1.39 to €1
Sterling	$1.99 to £1	$2.00 to £1

The company has scheduled a conference call with analysts at 10:00 a.m. EDT (15.00 London time) today to discuss its 2007 third quarter earnings. This call can be listened to live, and additional information can be obtained, via Carnival Corporation & plc's Web site at www.carnivalcorp.com and www.carnivalplc.com.

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn Cruise Line, AIDA Cruises, Costa Cruises, Cunard Line, Iberocruceros, Ocean Village, P&O Cruises and P&O Cruises Australia.

Together, these brands operate 84 ships totaling 156,000 lower berths with 17 new ships scheduled to enter service between December 2007 and June 2011. Carnival Corporation & plc also operates Holland America Tours and Princess Tours, the leading tour companies in Alaska and the Canadian Yukon. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

Cautionary note concerning factors that may affect future results

Some of the statements contained in this earnings release are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to Carnival Corporation & plc, including some statements concerning future results, outlook, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like "will," "may," "believe," "expect," "anticipate," "forecast," "future," "intend," "plan," and "estimate" and similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause Carnival Corporation & plc's actual results, performance or achievements to differ materially from those expressed or implied in this earnings release. Forward-looking statements include those statements which may impact the forecasting of earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, fuel costs, costs per available lower berth day, estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following: general economic and business conditions may adversely impact the levels of Carnival Corporation & plc's potential vacationers' discretionary income and this group's confidence in the U.S. and other economies and, consequently reduce Carnival Corporation & plc's cruise brands' net revenue yields; the international political climate, armed conflicts, terrorist attacks and threats thereof, availability of air service and other world events, and their impact on the demand for cruises; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives; accidents, adverse weather conditions or natural disasters, such as hurricanes and earthquakes and other incidents (including machinery and equipment failures or improper operation thereof) which could cause the alteration of itineraries or cancellation of a cruise or series of cruises, and the impact of the spread of contagious diseases, affecting the health, safety, security and/or vacation satisfaction of passengers; adverse publicity concerning the cruise industry in general, or Carnival Corporation & plc in particular, could impact the demand for Carnival Corporation & plc's cruises; lack of acceptance of new itineraries, products and services by Carnival Corporation & plc's guests; changing consumer preferences, which may, among other things, adversely impact the demand for cruises; changes in and compliance with laws and regulations relating to environmental, health, safety, security, tax and other regulatory regimes under which Carnival Corporation & plc operate, including the implementation of U.S. regulations requiring U.S. citizens to obtain passports for sea travel to or from additional foreign destinations; the impact of changes in operating and financing costs, including changes in foreign currency exchange rates and interest rates and fuel, food, insurance, payroll and security costs; the ability of Carnival Corporation & plc to implement its shipbuilding programs, including purchasing ships for our North American cruise brands from European shipyards on terms that are favorable or consistent with Carnival Corporation & plc's expectations; Carnival Corporation & plc's ability to implement its brand strategies and to continue to operate and expand its business internationally; Carnival Corporation & plc's future operating cash flow may not be sufficient to fund future obligations and Carnival Corporation & plc may not be able to obtain financing, if necessary, on terms that are favorable or consistent with its expectations; Carnival Corporation & plc's ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; continuing financial viability of Carnival Corporation & plc's travel agent distribution system and air service providers; the impact of Carnival Corporation & plc self-insuring against various risks and its inability to obtain insurance for certain risks at reasonable rates; disruptions and other impairments to Carnival Corporation & plc's information technology networks; lack of continued availability of attractive port destinations; risks associated with the DLC structure, including the uncertainty of its tax status; the impact of pending or threatened litigation; and Carnival Corporation & plc's ability to successfully implement cost reduction plans. Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival Corporation & plc expressly disclaims any obligation to disseminate, after the date of this release, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

MEDIA CONTACTS
US
Carnival Corporation & plc
Tim Gallagher
1 305 599 2600, ext. 16000

UK
Brunswick Group
Sophie Fitton/Sophie Brand
44 (0) 20 7404 5959

INVESTOR RELATIONS CONTACT
US/UK
Carnival Corporation & plc
Beth Roberts
1 305 406 4832

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended August 31,		Nine Months Ended August 31,	
	2007	2006	2007	2006
	(in millions, except per share data)			
Revenues				
Cruise				
Passenger tickets	$ 3,206	$ 2,894	$ 7,437	$ 6,825
Onboard and other	816	709	2,120	1,847
Other	299	302	352	357
	4,321	3,905	9,909	9,029
Costs and Expenses				
Operating				
Cruise				
Commissions, transportation and other	583	538	1,493	1,351
Onboard and other	146	128	366	326
Payroll and related	344 (1)	294	976	854
Fuel	288	243	762	707
Food	200	168	556	479
Other ship operating	427	398	1,229	1,135
Other	201	206	261	259
Total	2,189	1,975	5,643	5,111
Selling and administrative	363	335	1,153	1,054
Depreciation and amortization	279	255	811	727
	2,831	2,565	7,607	6,892
Operating Income	1,490	1,340	2,302	2,137
Nonoperating (Expense) Income				
Interest income	20	5	47	17
Interest expense, net of capitalized interest	(95)	(81)	(273)	(232)
Other income (expense), net	1	(1)		(17) (2)
	(74)	(77)	(226)	(232)
Income Before Income Taxes	1,416	1,263	2,076	1,905
Income Tax Expense, Net	(39)	(31)	(26)	(42)
Net Income	$ 1,377	$ 1,232	$ 2,050	$ 1,863
Earnings Per Share				
Basic	$ 1.73	$ 1.55	$ 2.58	$ 2.32
Diluted	$ 1.67	$ 1.49	$ 2.51	$ 2.25
Dividends Per Share	$ 0.35	$ 0.25	$ 0.975	$ 0.75
Weighted-Average Shares Outstanding – Basic	794	797	794	804
Weighted-Average Shares Outstanding – Diluted	829	831	829	839

(1) Includes an $18 million expense related to the British Merchant Navy Officers Pension Fund contribution.
(2) Includes a $10 million expense for a non-cruise investment write-down partially offset by a $4 million gain on sale of this investment, and $5 million for a litigation reserve.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS

	August 31, 2007	November 30, 2006	August 31, 2006
	(in millions, except par values)		
ASSETS			
Current Assets			
Cash and cash equivalents	$ 1,412	$ 1,163	$ 594
Short-term investments	341	21	21
Trade and other receivables, net	423	280	396
Inventories	297	263	278
Prepaid expenses and other	249	268	262
Total current assets	2,722	1,995	1,551
Property and Equipment, Net	25,134	23,458	23,263
Goodwill	3,356	3,313	3,281
Trademarks	1,334	1,321	1,311
Other Assets	642	465	460
	$ 33,188	$ 30,552	$ 29,866
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Short-term borrowings	$ 311	$ 438	$ 567
Current portion of long-term debt	1,366	1,054	215
Convertible debt subject to current put options	1,170		220
Accounts payable	468	438	498
Accrued liabilities and other	1,212	1,149	984
Customer deposits	2,620	2,336	2,326
Total current liabilities	7,147	5,415	4,810
Long-Term Debt	5,735	6,355	6,556
Other Long-Term Liabilities and Deferred Income	598	572	621
Shareholders' Equity			
Common stock of Carnival Corporation; $0.01 par value; 1,960 shares authorized; 642 shares at 2007, 641 shares at November 2006 and 640 shares at August 2006 issued	6	6	6
Ordinary shares of Carnival plc; $1.66 par value; 226 shares authorized; 213 shares at 2007 and 2006 issued	354	354	354
Additional paid-in capital	7,577	7,479	7,438
Retained earnings	12,878	11,600	11,402
Accumulated other comprehensive income	885	661	522
Treasury stock; 18 shares at 2007 and November 2006 and 17 shares at August 2006 of Carnival Corporation and 45 shares at 2007 and 42 shares at 2006 of Carnival plc, at cost	(1,992)	(1,890)	(1,843)
Total shareholders' equity	19,708	18,210	17,879
	$ 33,188	$ 30,552	$ 29,866

CARNIVAL CORPORATION & PLC
SELECTED INFORMATION

	Three Months Ended August 31,		Nine Months Ended August 31,	
	2007	2006	2007	2006
	(in millions, except statistical information)			
STATISTICAL INFORMATION				
Passengers carried (in thousands)	2,203	2,012	5,785	5,237 (1)
Occupancy percentage	111.1%	111.0%	106.4%	107.0 % (2)
Fuel cost per metric ton (3)	$ 376	$ 350	$ 337	$ 341
CASH FLOW INFORMATION				
Cash from operations	$ 1,122	$ 943	$ 3,212	$ 2,828
Capital expenditures	$ 246	$ 699	$ 2,376	$ 2,182
SEGMENT INFORMATION				
Revenues				
Cruise	$ 4,022	$ 3,603	$ 9,557	$ 8,672
Other	399	380	468	449
Intersegment elimination	(100)	(78)	(116)	(92)
	$ 4,321	$ 3,905	$ 9,909	$ 9,029
Operating expenses				
Cruise	$ 1,988	$ 1,769	$ 5,382	$ 4,852
Other	301	284	377	351
Intersegment elimination	(100)	(78)	(116)	(92)
	$ 2,189	$ 1,975	$ 5,643	$ 5,111
Selling and administrative expenses				
Cruise	$ 355	$ 324	$ 1,129	$ 1,023
Other	8	11	24	31
	$ 363	$ 335	$ 1,153	$ 1,054
Depreciation and amortization				
Cruise	$ 271	$ 246	$ 785	$ 702
Other	8	9	26	25
	$ 279	$ 255	$ 811	$ 727
Operating income				
Cruise	$ 1,408	$ 1,264	$ 2,261	$ 2,095
Other	82	76	41	42
	$ 1,490	$ 1,340	$ 2,302	$ 2,137

(1) Passengers carried in first quarter of 2006 does not include any passengers for the three ships chartered to the Military Sealift Command in connection with the Hurricane Katrina relief efforts.
(2) Occupancy percentage in first quarter of 2006 includes the three ships chartered to the Military Sealift Command at 100% occupancy.
(3) Fuel cost per metric ton is calculated by dividing the cost of our fuel by the number of metric tons consumed.

CARNIVAL CORPORATION & PLC
NON-GAAP FINANCIAL MEASURES

Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

	Three Months Ended August 31,		Nine Months Ended August 31,	
	2007	**2006**	**2007**	**2006**
	(in millions, except ALBDs and yields)			
Cruise revenues				
Passenger tickets	$ 3,206	$ 2,894	$ 7,437	$ 6,825
Onboard and other	816	709	2,120	1,847
Gross cruise revenues	4,022	3,603	9,557	8,672
Less cruise costs				
Commissions, transportation and other	(583)	(538)	(1,493)	(1,351)
Onboard and other	(146)	(128)	(366)	(326)
Net cruise revenues (1)	$ 3,293	$ 2,937	$ 7,698	$ 6,995
ALBDs (2)	14,150,152	12,937,155	40,338,081	37,116,575
Gross revenue yields (1)	$ 284.20	$ 278.50	$ 236.91	$ 233.64
Net revenue yields (1)	$ 232.68	$ 227.06	$ 190.83	$ 188.44

Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

	Three Months Ended August 31,		Nine Months Ended August 31,	
	2007	**2006**	**2007**	**2006**
	(in millions, except ALBDs and costs per ALBD)			
Cruise operating expenses	$ 1,988	$ 1,769	$ 5,382	$ 4,852
Cruise selling and administrative expenses	355	324	1,129	1,023
Gross cruise costs	2,343	2,093	6,511	5,875
Less cruise costs included in net cruise revenues				
Commissions, transportation and other	(583)	(538)	(1,493)	(1,351)
Onboard and other	(146)	(128)	(366)	(326)
Net cruise costs (1)	$ 1,614	$ 1,427	$ 4,652	$ 4,198
ALBDs (2)	14,150,152	12,937,155	40,338,081	37,116,575
Gross cruise costs per ALBD (1)	$ 165.52	$ 161.83	$ 161.40	$ 158.29
Net cruise costs per ALBD (1)	$ 114.00	$ 110.38	$ 115.32	$ 113.09

NOTES TO NON-GAAP FINANCIAL MEASURES

(1) We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. We believe that net revenue yields are commonly used in the cruise industry to measure a company's cruise segment revenue performance. This measure is also used for revenue management purposes. In calculating net revenue yields, we use "net cruise revenues" rather than "gross cruise revenues." We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned by us net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard and other revenues. Substantially all of our remaining cruise costs are largely fixed once our ship capacity levels have been determined, except for the impact of changing prices.

Net cruise costs per ALBD is the most significant measure we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. In calculating net cruise costs, we exclude the same variable costs that are included in the calculation of net cruise revenues. This is done to avoid duplicating these variable costs in these two non-GAAP financial measures.

We have not provided estimates of future gross revenue yields or future gross cruise costs per ALBD because the reconciliations of forecasted net cruise revenues to forecasted gross cruise revenues or forecasted net cruise costs to forecasted cruise operating expenses would require us to forecast, with reasonable accuracy, the amount of air and other transportation costs that our forecasted cruise passengers would elect to purchase from us (the "air/sea mix"). Since the forecasting of future air/sea mix involves several significant variables that are relatively difficult to forecast and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues and costs rather than gross cruise revenues and costs. This does not impact, in any material respect, our ability to forecast our future results, as any variation in the air/sea mix has no material impact on our forecasted net cruise revenues or forecasted net cruise costs. As such, management does not believe that this reconciling information would be meaningful.

In addition, because a significant portion of Carnival Corporation & plc's operations utilize the Euro or Sterling to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies, and decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies. Accordingly, we also monitor these two non-GAAP financial measures assuming the current period currency exchange rates have remained constant with the prior year's comparable period rates, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure indicating the actual growth of our operations in a fluctuating currency exchange rate environment. On a constant dollar basis, net cruise revenues and net cruise costs would be $3.21 billion and $1.57 billion for the three months ended August 31, 2007 and $7.50 billion and $4.53 billion for the nine months ended August 31, 2007, respectively. On a constant dollar basis, gross cruise revenues and gross cruise costs would be $3.92 billion and $2.28 billion for the three months ended August 31, 2007 and $9.30 billion and $6.33 billion for the nine months ended August 31, 2007, respectively. In addition, our non-U.S. dollar cruise operations' depreciation and net interest expense were impacted by the changes in exchange rates for the three and nine months ended August 31, 2007, compared to the prior year's comparable periods.

(2) Available lower berth days is a standard measure of passenger capacity for the period. It assumes that each cabin we offer for sale accommodates two passengers. ALBDs are computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

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